CHARLENE GRANT

Vice President, Counsel

Law Department

Phone: 949-219-7286

Fax: 949-219-3706

Charlene.Grant@pacificlife.com

September 13, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563)
Post-Effective Amendments to File Nos. 333-202248, 333-172851, 333-152224, 333-150092.

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), Pacific Select Exec Separate Account of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments received August 16, 2016 in connection with the above referenced Post-Effective Amendments on Form N-6, filed July 11, 2016.

Free Look

1.    Please note that if initial premiums are deposited into the MMF during the free look period, the company is required to refund the greater of premium payments or the amount calculated. See State Farm Life Insurance Company (pub. avail. Oct. 24, 1997). Please revise the free look disclosure accordingly.

Response:   We acknowledge your comment, and are currently analyzing the administrative, systematic and procedural requirements for implementing this change to our current procedures. We are giving this matter top priority and will change the procedure as soon as possible. Prospectus disclosure will then be revised to reflect the change.

Tandy Representations

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

Ms. Skeen

September 13, 2016

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ Charlene Grant

Charlene Grant